FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

SUPPL

July 25, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation's Idaho Cobalt Project's Record of Decision Outlines Measures to Enhance Environmental Stewardship". It was officially released on July 25, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation's Idaho Cobalt Project's Record of Decision Outlines Measures to Enhance Environmental Stewardship

Vancouver, B.C., July 25, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") is in receipt of the final Environmental Impact Statement (EIS) and Record of Decision (ROD) for its 100% owned Idaho Cobalt Project (the ICP). Formation's news release dated June 16, 2008 stated the Company had received a news release that had been issued by the United States Department of Agriculture Salmon Challis National Forest (the "Forest Service") stating a Record of Decision has been issued for the ICP, but at that time the Company had not seen the documents.

The Company has now completed its initial review of the EIS and ROD. Bill Scales, President of Formation Capital Corporation U.S., commenting from his office in Salmon, Idaho stated: "It is important to understand the significance of what these documents really mean. The ROD is the document that outlines the parameters under which the Company can develop and mine the ICP. There is still the appeal process to complete but the government agencies have made their decision. They have said, in so many words, that with certain modifications to its mine plan and under certain terms and conditions the Company will be allowed to develop and mine the ICP. The modifications are not a surprise to us and were already outlined, for the most part, in the draft EIS. The terms and conditions would normally be applicable to any similar project undertaken on Forest Service ground. I commend the agencies for a job well done."

The Forest Service's modifications to the proposed Mine Plan of Operations include changes to the water treatment system, the tailings waste rock storage facility (TWSF), the waste rock left underground and road maintenance and reclamation. They require the use of a water treatment system that minimizes the need for the disposal of water treatment waste residues, rather than a reverse osmosis water treatment method as proposed in the Company's Mine Plan. They require that the waste rock and tailings be co-mingled in the TWSF to reduce the oxidation rate of the higher permeability waste rock rather than segregated as was initially proposed. They require a minimum of 3 feet of soil cover and 1 foot of growth media on the TWSF to protect the liner from damage from trees growing rather than the 2 feet of soil cover and 1 foot of growth media as was initially proposed. Regarding the waste rock that is left underground, the Forest Service requires an amendment to the mine plan that will provide additional alkalinity to reduce the potential for metals leaching. Regarding road maintenance, they require the Company to commit to completing and maintaining additional access road improvements to the entire project access route to reduce sediment. In addition they require the Company to reclaim approximately 7.5 miles of site roads not presently being used.

The terms and conditions require the Company to use the best environmental management practices available, use the best available health and safety practices, have in place various plans, such as a reclamation plan with a bond, conduct various studies and monitoring programs to verify that mitigation measures are effective, and have in place policies and procedures consistent with Forest Service guidelines. "These are things that the Company would do as a general practice and we are pleased that the Forest Service has clearly set out what is expected", commented Guy Jeske, General Manager of the ICP. "We have always intended to operate in such a fashion," he continued.

The notice recording the issuance of the EIS and ROD appeared in the Federal Register June 27, 2008 and notice for commencement of the administrative Appeal Period appeared in the Recorder Herald newspaper of Salmon, Idaho on July 03, 2008. The appeal period runs for 45 days from July 03, 2008 and only individuals or organizations who submitted comments or otherwise expressed interest in the project during the public comment period last year may appeal. Appeals must be made to the Regional Forester of the Intermountain Region, US Forest Service and are not made to the courts. The Regional Forester is required to review the appeals, if any, and determine whether the ROD has been issued in accordance with the National Environmental Policy Act and United States Department of Agriculture's regulations and guidelines. The Regional Forester has a maximum of 45 days to complete his review.

Upon completion of the administrative appeal process, the submittal by the Company of the revised and accepted Mine Plan of Operations, the posting of a bond and the receipt of a water discharge permit (NPDES permit), the Forest Service will approve the Mine Plan and the Company will be permitted to begin construction.

(cont...)

"This is an exciting time for the Company. Now that we have reviewed the ROD we are moving forward with the modifications to the Mine Plan to allow for the development of the ICP", commented Mari-Ann Green, CEO of Formation Capital Corporation. "As we have always firmly believed, a sustainable, responsible mine plan can be designed without compromise to the environment. The Forest Service's decision is a testament to that accomplishment."

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid technology, and batteries used in hybrid and electric cars.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

END